Offering Statement for Atmos Digital Inc ("Atmos Digital")

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Atmos Digital Inc

Eligibility

2. **The following are true for Atmos Digital Inc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Matthew Young

Chief Technology Officer - ATMOS Digital Lead Technical Architect, Wowza. Lead Technical Architect, Computer Aided Dispatch (Utilized by Federal Protective Services)

Jeremy Graham

Chief Financial Officer - ATMOS Digital Sixteen plus years of investing and corporate finance experience within start-Ups all the way to multi-billion dollar Fortune 500 companies. Atmos Nov 2017 - Present NPD Nov 2015 - Nov 2017 Gulo Capital Partners Nov 2011 - Nov 2015 Macy's Merchandising Group Mar 2008 - Nov 2011 Milkie Ferguson Investments May 2001 - Dec 2007

Justin Insalaco

President - ATMOS Digital Atmos Apr 2017-Present Public Safety Technologies Feb 2014-July 2017 West Windsor Police Apr 2009 - Jan 2018 Consultant to WWPD Jan 2018-Present Operational Innovator Co-Founder - Legemdary Co-Founder/BOD - Guidant Systems

Carma Khatib

Chief Culture & People Officer - ATMOS Digital, June 2017 - Present Co-Founder - Innovation 4.0 Co-Founder/President - Curtis Leadership Foundation The George Washington University No other work history in prior three years

William Donovan

Chief Executive Officer - ATMOS Digital November 2014-Aug2017: ONE Network Enterprises December 2012-November 2014: Accenture, Abu Dhabi January 2010-December 2012: Theodore Wille Intertrade, Dubai Global Executive in Europe, Middle East, Central Asia, America Former Product Development Executive - ONE Network Enterprises Former Accenture Abu Dhabi Executive – Operating Model Strategy Former Project Manager for US DoD Supply Chain Media Entrepreneur & Journalist in Beirut during Arab Spring

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

William Donovan

Securities:	3,900,000
Class:	Class A Common Stock
Voting Power:	38.0%

William Donovan

Securities:	1,900,000
Class:	Class B Common Stock
Voting Power:	38.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Monetizing space for the benefit of both the owner and the user within today's rapidly growing shared economy. From hospitality to retail, space limits the potential for margin growth, ATMOS redefines space by transforming existing and underutilized space into new, efficient channels of distribution. Our patent-pending, XR technology enables 3rd-party retail, media and services the ability to seamlessly integrate around the consumer in any number of spaces; creating an atmosphere of influence that increases margin and utility to all parties.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Atmos Digital Inc speculative or risky:**
   1. XR is based on a Consumer IoT business model - such as Smart Home - that is quickly commoditizing and crowded, even as many players have struggled to turn a profit.
   2. Atmos' core team comes from Industrial / Enterprise Technology, not Consumer Technology.
   3. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable.
   4. We have a limited operating history. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably
   5. We will need to raise additional financing. Our ability to implement our business plan will depend on our ability to obtain additional financing in the future. If adequate funds are not available on acceptable terms, our ability to continue and grow our businesses would be dependent on the cash from our operations, which may not be sufficient.
   6. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.
   7. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.
   8. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may under perform the technology utilized by our competitors.
   9. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where

there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. We may run out of money before we can execute our business plan. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

10. We have primarily been focused on product development: To compete successfully in this market, we must continue to design and develop, new and enhanced software solutions products and services that provide high levels of performance and reliability at a low cost. If we are unable to develop services that address the needs of our target customers, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services.

The Offering

Atmos Digital Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $100,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The purpose of the proceeds is to take the XR offering, that was successfully demonstrated, in Beta form, on November 15th, 2017, to market, over the course of 12 months. This includes marketing the technology to key players in Hospitality, Home Share/Home Security, Event Logistics, and Retail Pop Up. Funds will be utilized for creating demonstrations that show the power of the XR for marketing, advertising, and funding contingency and related project costs for initial implementations to customers paying monthly recurring revenue. Other costs will include director salaries, an office for the core team in the New York City area, and occasional expenses related to business development activities.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$100,000
Less: Offering Expenses	$490	$4,900
Net Proceeds	$9,510	$95,100
Compensation	$0	$95,100
Working Capital	$9,510	$0
Total Use of Net Proceeds	$9,510	$95,100

10. **How will the issuer complete the transaction and deliver securities to the investors?**

   In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Atmos Digital Inc must agree that a transfer agent, which keeps the records of all of our outstanding Class B Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

   You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Class B Common Stock at an offering price of $0.20 per share.

14. **Do the securities offered have voting rights?**

   The Class B Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	10,000,000	10,000,000	Yes	Each share is entitled to 10 votes.
Class B Common Stock	10,000,000	8,000,000	Yes	Each share is entitled to one vote.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Class A Common Shareholders receive 10 votes per share, whereas Class B Common Shareholders receive 1 vote per share. All of our current shareholders own both Class A Common Stock and Class B Common Stock. This offering is for shares of Class B Common Stock only. In addition, Class B shares that are sold in this offering are not subject to the first refusal provisions of Section 36 of the Company's Bylaws.

20. **How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?**

Our CEO, who owns more than 20% of the voting securities, could make a decision to take the company in another direction besides Extra Reality (Consumer Internet of Things) - which could include: Anyone who purchases the securities being offered will not have enough voting power to impact the direction of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The valuation is at issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

While Atmos sees immediate revenue opportunity in Hospitality, Home Share/Home Security, Event Logistics, and Pop Up Retail, the larger opportunity for XR remains to be seen. Key milestones will need to be met to see Atmos reach its full potential. Minority ownership will not afford those stakeholders much sway in the direction of the company. As minority owners, the crowd funding investors are subject to the decisions made by the management team or the majority shareholders.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We may need to negotiate with a related-party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Atmos Digital Inc conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The company has no debt and no revenue. The Company has raised $38,000 in equity by selling shares of its common stock. The company was initially valued at $1,000 in its Idea Phase. During this phase, a multitude of technology concepts were developed under Atmos. In particular, an App called "Sphere Stretch" was developed that drew the attention of Justin Insalaco and Matthew Young. Justin Insalaco and Matthew Young experimented with some of the technologies in Sphere Stretch, evolving the App into a Lifestyle Product called "Atmosphere." However, during Research and Development, it became clear that "Atmosphere" was not commercially viable because it was incapable of easily generating "Extra Reality," or "XR," a technology concept (and Atmos Trademark) that became the centerpiece of Atmos' strategy. Some months later, Atmos was introduced to Joe Pullin who consulted for Mitsumi LLC, a technology R&D company based in Detroit Michigan. Mitsumi and Atmos signed a Letter of Intent to develop an XR Demonstration based on a Mitsumi strategy to develop a "Stargate XR." As a part of the LOI, Atmos granted Mitsumi the rights to use the XR brand for a period of time, and attended multiple Business Development meetings at Ford Motor Company to generate attention for XR and the Stargate XR. Mitsumi worked with Atmos to develop what became the "XR Alpha," a fully functioning technology demonstration that is commercially viable. The portion of the "XR Alpha" that was Mitusmi's responsibility is purely commodity hardware and can be easily replicated. The intelligence of the "XR Alpha" lies in Atmos' Cloud Server and Business Logic. Based on the "Alpha," Atmos and Mitsumi have drawn up a plan to develop an "XR Beta." Mitsumi is again only providing hardware, and Atmos is developing all of the business logic and Application logic in its Cloud. Atmos has attracted the attention of Chexology Inc. as a potential first buyer of the "XR Beta" technology, as their current offering is outdated. These discussions have occurred between the CEO of Atmos and the CEO of Chexology. Furthermore, Atmos has initiated high level strategy sessions with Intel's Internet of Things evangelist, AT&T's Internet of Things evangelist, as well as Disney's Head of Products for Internet of Things, and continue to conduct demonstrations of its "XR Alpha" to leaders at Samsung, Microsoft, and Amazon. As the "XR Beta" is expected to be a commercially viable offering in the fields of Hospitality, Home Sharing (e.g. AirBnB), Event Logistics (e.g. Chexology), and Pop Up Retail (e.g. Square), Atmos believes it can monetize its offering quickly. The "XR Beta" proved successful on November 15th, 2017. Like the "XR Alpha," before it, the "XR Beta" was installed for demonstration at Draper University in San Mateo California, and we anticipate will be considered for purchase by Draper University.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$0	$0	$0

See attachments:

   CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Atmos Digital Inc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

   Atmos believes that XR is the most exciting technology trend today. By getting a unique link to the reservation you now control everything that the host says you can have control over. Multiple reservations can overlap. It's all built around sms without having to download any applications at all. Once you have a digital key you can have things sent to your room, you can manage the room components in terms of heating lighting, television, the stations that you bring, and essentially you create a home space in your hotel room. We also support it with UHF RFID tags. What's wonderful about this is that now a space can become a retail space without line of sight to bar codes for example. This totally changes the game on consignment and it totally changes the game on how risk models work when inventory is placed in a particular space. Atmos' technology has significant revenue generating potential. Application across all industries and geographies we are essentially the it services provider and the hospitality provider. Rents on a monthly basis or on a weekly basis or on a transactional basis. I strongly recommend that you consider Atmos from both investment and ongoing support. We are already positioned from a thought leadership point of view and a technology perspective. We ask you to join us to distribute that to the world.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: atmosxr.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.